650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 11, 2014

VIA EDGAR AND COURIER

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Otonomy, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted June 5, 2014
Publicly Filed July 11, 2014
CIK No. 0001493566

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 3, 2014, to David A. Weber, Ph.D., President and Chief Executive Officer of Otonomy, Inc. (the “Company”), regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001493566 (the “Confidential Registration Statement”), submitted by the Company on June 5, 2014 and as amended by the Company pursuant to Amendment No. 1 to the Confidential Registration Statement submitted on June 18, 2014 for the sole purpose of filing certain exhibits to the Confidential Registration Statement.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), responding to the Staff’s comments and updating the Confidential Registration Statement. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the Confidential Registration Statement.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and will file the outstanding exhibits as soon as practicable. The Company also acknowledges and understands that the Staff may have further comments upon the examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not anticipate including additional graphics or visual materials in the Registration Statement at this time.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 11, 2014

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and will provide to the Staff supplementally under separate cover, the “testing the waters” presentation that the Company has used in certain oral presentations made by the Company’s senior executives to qualified institutional buyers. The Company does not anticipate that it will provide any written communications to potential investors.

The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering. Should any such research reports be published or distributed, the Company promptly will provide them to the Staff on a supplemental basis.

4. We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Response: The Company respectfully acknowledges the Staff’s comment and understands that comments to the Company’s confidential treatment request will be provided separately. The Company further understands that the Staff will have to grant the confidential treatment request before acting on a request for effectiveness of the Registration Statement.

Prospectus Summary

Our Product Candidates, page 3

5. Please briefly explain the meaning of “p-value” and “(p<0.05)” on page 3 of the summary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Registration Statement to explain the meaning of “p-value” and “(p<0.001).” Please note that the prior reference to “(p<0.05)” in the Confidential Registration Statement has been replaced with “(p<0.001)” on page 3 and elsewhere throughout the Registration Statement.

6. Please define the terms “chronic suppurative otitis media” and “excitotoxicity” for a lay investor to understand.

Response: The Company respectfully acknowledges the Staff’s comment and has defined the term “chronic suppurative otitis media” on pages 3 and 75 of the Registration Statement for a lay investor to understand. The Company has revised pages 4 and 95 of the Registration Statement to remove the term “excitotoxicity” and replace it with more common terms for a lay investor to understand.

7. We note on page 4 and elsewhere in the prospectus, including pages 74, 84, 88 and 90, you characterize either AuriPro or OTO-104 as “safe” based on the results of clinical trials. Because FDA approval is dependent on the agency making a formal determination (according to criteria specified in law and agency regulations) that a drug, biologic or, in certain cases, a medical device, is both safe and effective, it is premature for you to describe your clinical stage products as safe or effective. It is also inappropriate to state that the results of any of your trials demonstrated or established safety or efficacy. Accordingly, please remove or modify this wording, as necessary, throughout your prospectus.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 11, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 74, 79, 86, 91 and 93 of the Registration Statement to more appropriately characterize AuriPro and OTO-104 based on the results of the clinical trials.

Risk Factors

“If product liability lawsuits are brought...,” page 26

8. Please disclose here and elsewhere in the risk factors where you address the company’s liability risks and corresponding insurance coverage, that you carry insurance coverage with policy limits that are customary for similarly situated companies and adequate to provide you with insurance coverage for foreseeable risks.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested disclosure on pages 22, 26 and 39 of the Registration Statement.

Capitalization, page 52

9. Please expand your pro forma disclosures throughout the filing to explain why assuming that the preferred stock will be converted into common stock is factually supportable. We refer to the conditions for conversion disclosed in Note 7 in “Conversion” on page F-25 and to Rule 11-02(b)(6) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Registration Statement to expand the Company’s pro forma disclosures to explain why assuming that the Company’s preferred stock will automatically convert into common stock upon the closing of the offering is factually supportable and on pages 7, 8, 10, 53, 54, 55, and 67 of the Registration Statement to clarify that the conversion is automatic.

Management’s Discussion and Analysis

Stock-based Compensation, page 64

10. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff and update the relevant disclosure in the Registration Statement.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 11, 2014

Business

Our Product Candidates

AuriPro: Sustained-Exposure Antibiotic for Otic Indications

AuriPro product profile, page 80

11. Please define the term “quinolone” for a lay investor to understand.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 80 of the Registration Statement to remove the term “quinolone” and replace it with a more common term for a lay investor to understand.

12. In the text preceding the chart at the top of page 81, please explain what the Minimum Inhibitory Concentrations are and, if possible, in the chart itself please juxtapose these concentrations against those observed using the AuriPro and CIPRODEX formulations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 81 of the Registration Statement to remove reference to the Minimum Inhibitory Concentrations.

13. Please add to the disclosure on page 81 where you discuss the future submission of an NDA for AuriPro to briefly explain what a Section 505(b)(2) application is and how it differs from Section 505(b)(1).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Registration Statement to explain what a Section 505(b)(2) application is and how it differs from Section 505(b)(1).

14. We note that the company appears to have proceeded from its Phase 1b clinical trial of AuriPro directly to its two ongoing Phase 3 trials. As it is customary for clinical drug trials to progress from Phase 1 to Phase 2 before moving on to Phase 3 trials, please advise us with a view towards revising your disclosure, why the company has not followed this route and the impact, if any, on the FDA’s approval of AuriPro if and when an NDA is submitted.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 81 of the Registration Statement to explain why the Company has not followed the more customary route of a Phase 2 clinical trial prior to commencing Phase 3 clinical trials.

15. Please disclose when you met with the FDA to discuss the Phase 1b results and whether the FDA gave any assurances that it will not require you to conduct additional studies beyond the ongoing Phase 3 trials to support an NDA for AuriPro.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested disclosure on page 81 of the Registration Statement.

AuriPro Phase 1b clinical trial, page 82

16. Please revise your disclosure to explain the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Registration Statement to explain the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

OTO-104: Sustained Exposure Steroid for Inner Ear Disorders, page 85

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 11, 2014

17. We note your statement that the FDA has granted OTO-104 Fast Track Designation. Here and in your prospectus summary please briefly explain the significance of this status and the criteria for Fast Track eligibility.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested disclosure on pages 4, 59 and 88 of the Registration Statement.

18. Please disclose the reasons the FDA put your Phase 1b clinical trial for OTO-104 on Full Clinical Hold.

Response: The Company respectfully acknowledges the Staff’s comment and has included additional disclosure on page 90 of the Registration Statement regarding the Full Clinical Hold.

OTO-104 Phase 1b clinical trial in Ménière’s disease patients, page 88

19. We note that the Phase 1b trial was not designed to establish efficacy. Please explain the aspects of the trial design that preclude a finding of efficacy and the consequent limitations on using the trial results as a basis for demonstrating efficacy in the company’s eventual application for FDA approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Registration Statement to explain that the Phase 1b clinical trial was not designed to establish efficacy due to the relatively small number of patients enrolled in each of the treatment groups. As disclosed on page 91 of the Registration Statement, a total of 44 patients were enrolled and completed the Phase 1b clinical trial. As disclosed on page 90 of the Registration Statement, the Company is currently conducting a Phase 2b clinical trial designed to assess the efficacy and safety of OTO-104 for the treatment of Ménière’s disease in a total of 140 patients.

OTO-311: Sustained-Exposure Treatment for Tinnitus, page 91

20. When you discuss the background of NMDA receptor antagonists for tinnitus, please specify the clinical trials to which you refer that have demonstrated reductions in the severity of tinnitus. Similarly, please identify the third party clinical trials that have provided evidence of clinical activity for gacyclidine in modulating aspects of tinnitus symptoms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of the Registration Statement to specify which clinical trials have demonstrated reductions in the severity of tinnitus and to identify the relevant third party clinical trials.

Competition, page 93

21. If you are aware of any particular competing product candidates, please disclose the name of the competitor(s) and the respective stage(s) of development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96 and 97 of the Registration Statement to include the names and the respective stages of development of the product candidates that the Company is aware of and believes may be competitive with the Company’s product candidates.

License and Other Agreements, page 98

22. To the extent material, please disclose the annual license maintenance payments you are required to make to the Regents of the University of California.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 11, 2014

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the annual license maintenance payment the Company is required to make to the Regents of the University of California is immaterial.

Description of Capital Stock

Voting Rights, page 136

23. Please disclose the vote required by security holders to take action on matters other than the election of directors, as required by Item 202(a)(1)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Registration Statement to disclose the vote required by security holders to take action on matters other than the election of directors.

*    *    *

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

July 11, 2014

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 849-3223.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	David A. Weber, Ph.D., President and Chief Executive Officer, Otonomy, Inc.

Paul E. Cayer, Chief Financial & Business Officer, Otonomy, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP

Andrew Williamson, Cooley LLP